For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Ronald D. Boire as President and CEO

TORONTO - January 26, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that its Board of Directors appointed Ronald D. Boire as President and Chief Executive Officer. Mr. Boire has served as the Company’s acting president and CEO since October 15, 2014.

Prior to his role with Sears Canada, Mr. Boire was Executive Vice President, Chief Merchandising Officer and President, Sears and Kmart Formats, Sears Holdings Corporation in Hoffman Estates, Illinois. Prior to joining Sears Holdings in January, 2012, Mr. Boire was President and CEO at Brookstone, Inc., a position he held from October, 2009. Mr. Boire joined Toys R Us in 2006 eventually becoming President, North America. From 2003 to 2006, he served as Best Buy’s Executive Vice President, Global Merchandise Manager and before that spent 17 years at Sony Electronics Inc. in a variety of increasingly senior roles. Mr. Boire has MBAs from the Columbia Business School and the London Business School.

““The Board of Directors believes Ron has the capabilities, experience and leadership that Sears Canada needs at this time,” said William C. Crowley, Chairman of the Board, Sears Canada Inc. “He is assembling a team, developing an approach, and instilling a culture that is necessary to improve the business.”

"I appreciate the confidence that the Board of Directors has shown in me and in the team that is working with me to drive the transformation of the company,” said Mr. Boire. “I am aware of the challenges facing the evolving Canadian retail marketplace, and Sears Canada in particular. I understand what needs to be done and I am confident that our associates are engaged and focused on the drivers of our future success.”

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 174 corporate stores, 207 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca, one of Canada’s most popular web sites.